UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 17, 2026, IHS Holding Limited announced the entrance into a Stock Purchase Agreement (the “SPA”), by and among IHS Mauritius BR Limited, a private company organized under the laws of Mauritius ("Seller"), Latam Towers Infrastructure, LLC ("Buyer"), and, solely with respect to certain guarantee provisions, IHS Mauritius NG HoldCo Limited. Pursuant to the SPA, the Seller has agreed to sell to the Buyer all of the issued and outstanding equity interests in IHS Brasil - Cessão de Infraestruturas S.A., Centennial Towers Brasil Cooperatief U.A. (to the extent not dissolved prior to closing), and Centennial Towers Colombia S.A.S. (collectively, the "Acquired Companies"). The aggregate base purchase price under the SPA is R$3,550.00 million (approximately US$683.0 million), subject to adjustment for leakage and accrued interest at an annual rate which is the average of IPCA and CDI from July 1, 2026 through the closing. Approximately US$394 million of the purchase price will be paid by the Buyer from equity financing, while approximately US$289 million will be funded through debt financing to be raised at the level of IHS Brasil-Cessão de Infraestruturas S.A. The Buyer has received an equity commitment letter from an investment fund managed or advised by Macquarie Asset Management and a debt commitment letter from the debt financing sources, which commit the financing sources to provide the amounts necessary to fund the purchase price upon satisfaction of specified conditions. As part of the transaction, part of the consideration will be discharged through the repayment of the existing shareholder loan in the amount of approximately $200.0 million (plus accrued interest) owed by IHS Brasil - Cessão de Infraestruturas S.A.to IHS Holding Limited.

The closing of the transaction is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals, the accuracy of representations and warranties, the absence of any material adverse effect and a successful capital raise by one or more investment funds managed or advised by Macquarie Asset Management. The SPA may be terminated by either party if the closing has not occurred within six months of signing (automatically extended for an additional six months if the sole cause is the failure to receive regulatory approval), or if the other party breaches certain obligations. As an inducement for the Seller to enter into the SPA, an investment fund managed or advised by Macquarie Asset Management has delivered a limited guarantee in favor of the Seller guaranteeing certain obligations of the Buyer.

A copy of the press release announcing the transaction is attached hereto as Exhibit 99.1. A copy of the SPA is attached hereto as Exhibit 99.2. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this document may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. Further information on such assumptions, risks and uncertainties is available in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

Exhibit No.	Description

99.1	Press Release, February 17, 2026
99.2	Stock Purchase Agreement, February 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: February 17, 2026	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer